FORM 11-K




                   (X) ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                                       OR

                 ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                        For the transition period
                   from                 to
                       ---------------- -----------------

                         COMMISSION FILE NUMBER 1-14756









                               AMEREN CORPORATION
                             SAVINGS INVESTMENT PLAN





                           Issuer: Ameren Corporation


                              1901 Chouteau Avenue
                            St. Louis, Missouri 63103
                          (Principal Executive Office)

AMEREN CORPORATION
SAVINGS INVESTMENT PLAN
Report, Financial Statements and Additional Information
December 31, 2000 and 1999

AMEREN CORPORATION
SAVINGS INVESTMENT PLAN
Report, Financial Statements and Additional Information
Index
December 31, 2000 and 1999
--------------------------------------------------------------------------------


                                                                         Page

Report of Independent Accountants                                          1

Statement of Net Assets Available for
 Benefits at December 31, 2000 and 1999                                    2

Statement of Changes in Net Assets Available
 for Benefits for the year ended December 31, 2000 and 1999                3

Notes to Financial Statements                                             4-11

Additional Information*:
      Schedule of Assets Held for
      Investment Purposes                                           Schedule I





* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        Report of Independent Accountants



To the Board of Directors of
Ameren Corporation and the
Participants of the Ameren Corporation
Savings Investment Plan



In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Ameren Corporation Savings Investment Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

June 28,2001

AMEREN CORPORATION
SAVINGS INVESTMENT PLAN
Statement of Net Assets Available for Benefits
December 31, 2000 and 1999
Page 2



                                                                                   2000                   1999
                                                                          ------------------     -------------------

Assets
Investments:
    Ameren Common Stock                                                        $169,135,704            $132,261,596
    Mutual Fund Investments                                                     422,533,121             399,643,002
    Short-term Investments                                                       75,402,177              75,646,620
    Participant loans receivable                                                 16,057,879              15,516,977

                                                                          ------------------     -------------------
      Total investments                                                         683,128,881             623,068,195

Cash                                                                                                         30,954
Dividends and interest receivable                                                   376,108                 369,628
Contributions receivable:
    Participant                                                                   1,152,583               1,124,343
    Employer                                                                        469,767                 408,318
                                                                          ------------------     -------------------

Net assets available for benefits                                              $685,127,339            $625,001,438
                                                                          ------------------     -------------------



The accompanying notes are an integral part of these financial statements.

AMEREN CORPORATION
SAVINGS INVESTMENT PLAN
Statement of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2000 and 1999
Page 3

--------------------------------------------------------------------------------

                                                                                   2000                    1999
                                                                                ---------                ---------
Additions to net assets attributed to:
     Contributions:
      Participant                                                              $ 33,399,018            $ 33,208,752
      Employer                                                                   11,076,019               8,579,289
                                                                              --------------           -------------
                                                                                 44,475,037              41,788,041
                                                                              --------------           -------------

     Investment income:
      Interest and dividends                                                     16,375,021              31,866,736
      Net appreciation (depreciation)
      of investments                                                             48,893,251              (7,246,570)
                                                                              --------------           -------------

                                                                                 65,268,272              24,620,166
                                                                              --------------           -------------

        Total additions                                                         109,743,309              66,408,207
                                                                              --------------           -------------

Deductions from net assets
attributed to:
    Distributions                                                                49,542,280              47,338,751
    Administrative expenses                                                          75,128                 113,847
                                                                              --------------           -------------

        Total deductions                                                         49,617,408              47,452,598
                                                                              --------------           -------------

Increase in net assets
 available for benefits                                                          60,125,901              18,955,609

Net assets available for benefits,

  Beginning of year                                                             625,001,438             606,045,829
                                                                              --------------           -------------

  End of year                                                                 $ 685,127,339           $ 625,001,438
                                                                              --------------           -------------


The accompanying notes are an integral part of these financial statements.

AMEREN CORPORATION
SAVINGS INVESTMENT PLAN
Notes to Financial Statements
December 31, 2000 and 1999
Page 4
--------------------------------------------------------------------------------

1.       Description of the plan

         General
         The following is a brief summary of the various provisions of the Ameren Corporation (the Company) Savings Investment Plan (the Plan). Participants should refer to the Plan document for more complete information.

         The Plan's purpose is to provide certain management and contract employees of the Company and its wholly-owned subsidiaries, the option to defer a portion of their annual base compensation for Federal income tax purposes in accordance with Section 401(k) of the Internal Revenue Code. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and to certain provisions of the Securities Exchange Commission.

         The Company serves as sponsor of the Plan, and, consequently, has the authority to amend or terminate the Plan subject to certain restrictions. The Board of Directors of the Company has the authority and responsibility for the general administration of the Plan. The Northern Trust Company, as Trustee, has the authority and responsibility to hold and protect the assets of the Plan in accordance with Plan provisions and the separate Trust Agreement.

         Participation
         The Plan covers substantially all employees of the Company except contract employees covered by a collective bargaining agreement between either Local 702 IBEW or Local 148 IUOE and the Company. In 1998, the Plan was amended to remove the restrictions requiring one year of service and attainment of age 21 before becoming eligible to participate in the Plan. Participation by eligible employees is voluntary.

         Contributions
         Participants may contribute from 1% to 15% of their base compensation to the Plan through payroll deductions (basic contributions). For management employees, the Company makes a matching contribution equal to $1.00 for each $1.00 up to the first 3% of each participant's contribution (basic matching contribution). Additionally, the Company will contribute an additional $.50 for each $1.00 for the next 3% of a participant's contribution (additional matching contribution). A portion of Company matching contributions is invested in the Ameren Common Stock Fund. For contract employees, Company contributions are made based on specific agreements between the Company and the individual collective bargaining units. All Company contributions are made to the extent sufficient earnings are available.

         Participants direct their basic contributions and the Company's basic matching contributions by electing that such contributions be placed in a single investment fund or allocated in increments of 1% to any combination of investment funds. Such fund allocation elections may be changed daily. Earnings derived from the assets of any investment fund are reinvested in the fund to which they relate. Participants may elect daily to reallocate all or in 1% increments, the value of their accounts between funds. Pending investment of the assets into any investment fund, the Trustee may temporarily make certain short-term investments.

AMEREN CORPORATION
SAVINGS INVESTMENT PLAN
Notes to Financial Statements
December 31, 2000 and 1999
Page 5
--------------------------------------------------------------------------------

         Investment options
         Ameren Common Stock Fund - This fund consists of Ameren Corporation common stock as well as short-term investments in the Northern Trust Company's Short Term fund to maintain liquidity necessary to satisfy the fund's cash need for transfers and payments.

         Aggressive Equity Fund - Funds are invested in the MAS Mid Cap Value Institutional Fund, a public mutual fund with the objective to obtain long-term capital growth by investing in smaller companies not widely recognized by investment analysts. The Fund replaced the Acorn Fund as the investment manager on July 1, 1999.

         Conservative Equity Fund - Funds are invested in the Washington Mutual Investors Fund. The objective of this public mutual fund is to seek current income and capital growth primarily through a well-diversified portfolio of income-producing stocks. The Fund replaced the Putnam Fund for Growth and Income as the investment manager on July 1, 1999.

         Equity Index Fund - Funds are invested in the Barclays Global Investors' Equity Index Fund. The objective of this collective investment fund is to approximate the total return of the Standard and Poor's 500 Composite Stock Index (the "S&P 500 Index") while providing investors with daily liquidity.

         Equity Growth Fund - Funds are invested in the Vanguard US Growth Fund. The objective of the Equity Growth Fund is to seek long-term capital appreciation through investments in equity securities or securities convertible into common stock of issuers with capitalizations of $2 billion or more. The Fund replaced the Merrill Lynch Growth Equity Portfolio Fund managed by Merrill Lynch Asset Management on July 1, 1999.

         Balanced Fund - Funds are invested in the Vanguard Asset Allocation Fund. This public mutual fund's objective is to maximize total return by investing in a Standard & Poor's 500 common stock portfolio, a long-term U.S. treasury bond portfolio and cash reserves in proportions consistent with their expected returns and risks as evaluated by the Fund's investment advisor.

         Stable Interest Income Fund - Funds are invested in the T. Rowe Price Stable Value Common Trust Fund solely for the Plan and managed by T. Rowe Price Stable Asset Management, Inc. The objective is to provide principal stability while generating yields in excess of money market funds yet remaining highly sensitive to changes in market interest rates.

         International Equity Fund - Funds are invested in the mutual fund, The American Funds Group Europacific Growth Fund, a public mutual fund with the objective to provide capital appreciation through investments in well-established companies based outside the United States.

         Participant loans
         The Plan permits participants to borrow from their 401(k) accounts within the Plan. Such borrowings may be made subject to the following:
         (1) the minimum amount of the loan is $1,000, (2) the amount of the loan may not exceed the lesser of $50,000 or fifty percent of the vested amount in the participant's account, (3) the loan will bear a fixed interest rate and repayments will be made through mutual agreement subject to certain statutory repayment time limits, (4) the fixed interest rate will be equal to the "corporate base rate of interest" as announced by the Trustee plus 1%, and (5) such other rules and regulations as may be adopted by the Company. At December 31, 2000 and 1999, the interest rates on participant loans ranged from 9.5% to 10.5%. The loan maturity dates ranged from January 2000 through December 2008 at December 31, 2000, and from January 1999 through December 2008 at December 31, 1999.

AMEREN CORPORATION
SAVINGS INVESTMENT PLAN
Notes to Financial Statements
December 31, 2000 and 1999
Page 6
--------------------------------------------------------------------------------

         Vesting
         Effective July 1, 1999, Company contributions vest immediately. Company contributions also vest upon retirement, total and permanent disability, death, termination of the Plan or complete discontinuance of Company contributions regardless of years of service. If the amount of the Company's contribution that is not vested with respect to any participant is forfeited upon termination of employment, it will be restored if the participant becomes an eligible employee prior to incurring five consecutive one-year breaks in service following termination and repayment of all amounts distributed is made by the participant within five years of re-employment. There were no forfeitures during the year ended December 31, 2000, with no amounts restored during the year. Forfeitures during the year ended December 31, 1999 approximated $35,000, with no amounts restored during the year.

         Distributions
         The total vested amount of a participant's account shall be distributed to the participant according to one of the options as described in the Plan and as elected by the participant. A participant whose account balance is $5,000 or greater may defer distribution until December 31 of the year they attain age 70 1/2 but no later than April 1 of the year following the participant's attaining age 70 1/2. If the balance of the account is less than $5,000, the distribution shall be made no later than 120 days after close of the plan year. All distributions shall be in the form of cash. Participants may elect to have his or her interest in the Ameren Stock Fund, if applicable, distributed in shares of Ameren Common Stock. Participants may withdraw certain basic contributions and related earnings thereon upon reaching age 59 1/2, in the event of total disability or financial hardship as defined by the Plan or the Code. For purposes of distributions, the participant's account value will be determined as of the last business day coincident with or immediately preceding the day of distribution. Contributions to the Plan and investment income thereon are taxable to participants upon distribution pursuant to the rules provided for under the Plan and the Code.

         The cost of Ameren Corporation common stock distributed to participants is determined on a weighted average basis. For the year ended December 31, 2000, 117,742 shares of Ameren Corporation common stock whose cost and market values totaled $3,439,989 and $4,174,577 at the dates of distribution, respectively, were distributed to participants of the Ameren Common Stock Fund.

         For the year ended December 31, 1999, 173,350 shares of Ameren Corporation common stock whose cost and market values totaled $4,987,004 and $6,592,137 at the dates of distribution, respectively, were distributed to participants of the Ameren Common Stock Fund.

AMEREN CORPORATION
SAVINGS INVESTMENT PLAN
Notes to Financial Statements
December 31, 2000 and 1999
Page 7
--------------------------------------------------------------------------------

         The Plan also provides, to participants of the former Company Employee Stock Ownership Plan and at the discretion of the Company, for distribution prior to termination of employment of (a) all or a portion of a participant's account balance acquired at least 84 months prior to a distribution and (b) any portion of a participant's account balance acquired by dividends or other income.

         Plan termination
         The Company intends to continue the Plan indefinitely. However, the Company may at any time and for any reason, subject to ERISA and Internal Revenue Service regulations, suspend or terminate the Plan provided that such action does not retroactively adversely affect the rights of any participant under the Plan.

2.       Summary of significant accounting policies

         Basis of accounting
         The accompanying financial statements of the Plan are prepared on the accrual basis of accounting.

         Use of estimates
         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

         Investments
         All investments are presented at fair value as of December 31, 2000 and 1999. The fair value of the Ameren Common Stock Fund was determined using year-end published market prices. Investments in equity securities and bonds are valued at net asset market value including accrued income on the last business day of each year. Investments in the Northern Trust Company's Short-term Fund and the T. Rowe Price Stable Value Common Trust Fund are valued at cost plus accrued income, which approximates market. Participant loans are valued at cost which approximates fair market value.

         Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.


         Income
         Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

AMEREN CORPORATION
SAVINGS INVESTMENT PLAN
Notes to Financial Statements
December 31, 2000 and 1999
Page 8
--------------------------------------------------------------------------------

         Gains and losses on security transactions are recorded on the trade date. Net unrealized appreciation or depreciation for the year is reflected in Net appreciation (depreciation) of investments on the Statement of Changes in Net Assets Available for Benefits.

         Expenses
         Trustee fees incurred in administering the Plan are charged to the Plan.

         Benefit payments
         Benefit payments are recorded when paid.

         Reclassifications
         Certain reclassifications have been made to prior years' financial statements to conform with 2000 reporting.

3.       Investments
         The following table presents investments of the Plan. Investments that represent five percent or more of the Plan's net assets available for benefits at December 31, 2000 and 1999, are separately identified.


                                                                                    December 31,
                                                                              2000               1999
         Investments at Fair Value as Determined
           By Quoted Market Price

           Common Stock:
              Ameren Corporation, $.01 par value                           $ 169,135,704         $132,261,596

           Managed Equity Funds:
              Mas Mid Cap Value Institutional Fund                           126,066,390          104,668,963
              Barclays Equity Index Fund                                      54,263,419           57,758,327
              Vanguard US Growth Fund                                         59,519,864           45,732,266
              Washington Mutual Investors Fund                                80,059,794           87,967,477
              Vanguard Asset Allocation Fund                                  75,163,540           80,619,996

           Managed International Equity Funds:
              American Funds Europacific Growth Fund                          27,460,114           22,895,973

         Investments at Estimated Fair Value

           Northern Trust Company's Short-term Fund                            4,436,206            4,270,897

           T. Rowe Price Stable Value Common Trust Fund                       70,965,971           71,375,723

           Participant Loans                                                  16,057,879           15,516,977
                                                                         ---------------      ---------------

                                                                           $ 683,128,881        $ 623,068,195
                                                                           =============        =============

AMEREN CORPORATION
SAVINGS INVESTMENT PLAN
Notes to Financial Statements
December 31, 2000 and 1999
Page 9
--------------------------------------------------------------------------------


         During 2000 and 1999 the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:


                                                                              Year Ended December 31,
                                                                              2000               1999
         Investments at Fair Value as Determined
           By Market Price

              Mutual Fund Investments                                      $ (5,038,617)         $30,785,623
              Ameren Corporation Common Stock                                53,929,195          (38,231,029)
                                                                          --------------      ---------------

              Net change in fair value                                       48,890,578           (7,445,406)

         Investments at Estimated Fair Value
              Short-term Investments                                              2,673              198,836
                                                                       -----------------       ---------------

              Net change in fair value                                    $  48,893,251        $  (7,246,570)
                                                                           =============       ==============


4.       Transactions with parties-in-interest


         At December 31, 2000, the Plan held Ameren Corporation common stock with a cost and market value of $112,233,148 and $169,135,704, respectively. During 2000, the Plan purchased shares at a cost of $16,685,329 and sold shares valued at $29,781,870, resulting in a net realized gain of $6,318,759. The Plan also distributed shares valued at $4,174,577 to persons withdrawing from the Plan.

         At December 31, 1999, the Plan held Ameren Corporation common stock with a cost and market value of $122,280,668 and $132,261,596, respectively. During 1999, the Plan purchased shares at a cost of $22,083,485 and sold shares valued at $8,155,460, resulting in a net realized gain of $2,013,376. The Plan also distributed shares valued at $6,592,137 to persons withdrawing from the Plan.

         The Plan held $4,436,206 and $4,270,897 in Northern Trust Company's Collective Short-term Investment Fund at December 31, 2000 and 1999, respectively.

         These transactions are allowable party-in-interest transactions under
         Section 408(b)(8) of the ERISA regulations.

AMEREN CORPORATION
SAVINGS INVESTMENT PLAN
Notes to Financial Statements
December 31, 2000 and 1999
Page 10
--------------------------------------------------------------------------------


5.       Benefit payment obligations

         The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:


                                                                                       December 31,
                                                                               2000                  1999

         Net assets available for benefits per the
           financial statements                                            $ 685,127,339        $ 625,001,438
         Amounts allocated to withdrawing participants                        (1,370,831)            (250,899)
                                                                      ------------------        -------------

         Net assets available for benefits per the
           Form 5500                                                     $   683,756,508        $ 624,750,539
                                                                        ================        =============

         The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:
                                                                                       Year Ended
                                                                                       December 31,
                                                                               2000                  1999

         Benefits paid to participants per the
           financial statements                                             $49,542,280         $  53,772,553
         Add:  Amounts allocated to withdrawing
           participants during the current year                               1,370,831               250,899
         Less:  Amounts allocated to withdrawing
           Participants during the prior year                                  (250,899)             (172,531)
                                                                           -------------         ------------

         Benefits paid to participants per the Form 5500                  $  50,662,212         $  53,850,921
                                                                           =============         =============


         Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2000 and 1999, but not yet paid as of that date.

6.       Federal income tax status

         The Plan, then known as the Union Electric Company Savings Investment Plan, obtained its latest determination letter in 1994, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended and merged since receiving the determination letter. The Company is currently restating the Plan document to reflect all changes and upon completion of the restatement, will request a new determination letter. The Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that, therefore, the Plan continues to qualify under Section 401(a) and the related trust continues to be tax-exempt as of December 31, 2000. Therefore, no provision for income taxes has been included in the Plan's financial statements.

AMEREN CORPORATION
SAVINGS INVESTMENT PLAN
Notes to Financial Statements
December 31, 2000 and 1999
Page 11
--------------------------------------------------------------------------------


7.       Subsequent Event

         Effective January 1,2001, the Plan was amended to merge into the Plan the assets of the Ameren Corporation Employee Stock Ownership Plan for Certain Employees of CIPS. The assets transferred into the Plan consisted of 436,088 shares of Ameren stock.

AMEREN CORPORATION                                                   SCHEDULE I
SAVINGS INVESTMENT PLAN
Schedule of Assets Held for Investment Purposes
December 31, 2000



          (b) Identity of issue, borrower, lessor,or  (c)Desciption of investment including maturity date,     (d)Current value
  (a)                similar party                       rate of interest, collateral, par or maturity value

-----------------------------------------------------------------------------------------------------------------------------------
        Massachusetts Funds                           MAS Mid Cap Value Institutional Fund                         126,066,390
        Barclays Global Investment Funds, Inc.        Barclays Global Investors' Equity Index Fund                  54,263,419
        The American Funds Group                      Europacific Growth Fund                                       27,460,114
        Vanguard Group                                Vanguard US Growth Fund                                       59,519,864
        Washington Mutual Investments                 Washington Mutual Investors Fund                              80,059,794
        Vanguard Group                                Vanguard Asset Allocation Fund                                75,163,540

*       Northern Trust Company                        Short-term Fund                                                4,436,206
        T. Rowe Price Stable Asset Management, Inc    T. Rowe Price Stable Value Common Trust Fund                  70,965,971

*       Ameren Corporation                            Ameren Common Stock Fund                                     169,135,704

**      Participants                                  Participant Loans                                             16,057,879

                                                                                                                   ------------
                                                                                                                   683,128,881
                                                                                                                   =============




*       Investment represents allowable transaction with a party-in-interest.
**      Interest rates vary from 9.5% to 10.5% and loan maturity dates extend from Januray 2000 through December 2008.


                                    SIGNATURE

              The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                   AMEREN CORPORATION
                                                   SAVINGS INVESTMENT PLAN


                                                  AMEREN SERVICES COMPANY
                                                       (Administrator)




                                             By          /s/ Jean M. Hannis
                                                     ------------------------
                                                             Jean M. Hannis
                                                             Vice President

June 29, 2001




                                                    EXHIBIT INDEX

                                               Exhibits Filed Herewith
                                              -------------------------


Exhibit No.                                          Description
-----------                                         -------------

    23                                  Consent of Independent Accountants

                                                                    EXHIBIT 23




                       CONSENT OF INDEPENDENT ACCOUNTANTS


           We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-43737) and Form S-3 (No. 33-43721) of Ameren Corporation of our report dated June 28, 2001 on the financial statements of the Ameren Corporation Savings Investment Plan for the year ended December 31, 2000, which is included in this Form 11-K.




/s/ PricewaterhouseCoopers LLP

St. Louis, Missouri
June 28, 2001